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December 4, 2015

VIA E-MAIL AND EDGAR

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:  Puma Biotechnology, Inc.

PREC14A filed November 23, 2015

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File No. 048623-0014

 DEFA14A filed November 19, 2015

 DEFA14A filed November 2, 2015

 File No. 001-35703

Dear Ms. Chalk:

This letter is furnished on behalf of Puma Biotechnology, Inc. (the “Company”) and sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the Company’s PREC14A filed November 23, 2015, DEFA14A filed November 19, 2015 and DEFA14A filed November 2, 2015, contained in your letter dated December 1, 2015.

For convenience of reference, the comments contained in your December 1, 2015 letter are reprinted below in italics, numbered to correspond with the paragraph number assigned in the letter, and is followed by the response of the Company. Contemporaneous with this submission, the Company is filing an amended preliminary consent revocation statement (“Amended Preliminary Consent Revocation Statement”) reflecting the responses of the Company below.

PREC14A

Reasons to Reject the Eshelman Consent Proposal, page 2

1.	We note your statement in the first paragraph on page 2 that Dr. Eshelman will control 40% of the Board while owning stock representing no more than 1% of the Company. Balance this disclosure by including figures for the Company’s directors and their ownership stake versus their Board representation at 60% assuming Mr. Eshelman and his nominees are elected.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 2 of the Amended Preliminary Consent Revocation Statement accordingly.

December 4, 2015

2.	Refer to the last sentence in the first bullet point on page 2. By footnote or other reference, provide details about the “additional milestones relating to various clinical trials” that the Company is expecting “through the end of 2015 and beyond.” With respect to the date references, revise to be more specific about the time line to which you refer.

Response: The Company respectfully acknowledges the Staff’s comment and has deleted the reference to the Company’s milestones in the first bullet on page 2 of the Amended Preliminary Consent Revocation Statement.

3.	Refer to the second bullet point on page 2. Explain why, in your opinion, a nine-member Board would not foster active participation and contribution from each of the directors. Similarly, explain why in your opinion a nine-member (versus the current five-member) Board would not provide for efficient decision-making.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 2 of the Amended Preliminary Consent Revocation Statement accordingly.

4.	We note your statement that Dr. Eshelman’s proposals would place a “potentially dissident minority of directors on the Board under the control of a single stockholder.” Please revise this statement to reflect the fact that all directors elected to the Company’s board of directors would owe a fiduciary duty to act in the best interest of the Company and all of its shareholders.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 3 of the Amended Preliminary Consent Revocation Statement accordingly.

Proposal 1, page 3

5.	Clarify whether you have any current plans to adopt any amendments to the Company’s Bylaws that could be affected by Proposal 1 if it is adopted.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 3 of the Amended Preliminary Consent Revocation Statement accordingly.

December 4, 2015

6.	See our last comment above. Provide the same disclosure as to your intentions with respect to additional directors for Proposal 2.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 4 of the Amended Preliminary Consent Revocation Statement accordingly.

Proposal 3, page 3

7.	See comment 4 above. You recommend rejection of Proposal 3 because “we believe the Board currently consists of a sufficient number of directors who are committed and obligated to maximizing the Company’s value of the benefit of all its stockholders; not just Eshelman (emphasis added).” Clarify that if elected to the Board, Dr. Eshelman and his nominees would a owe fiduciary duty to act in the best interests of all shareholders of the Company.

Response: The Company respectfully acknowledges the Staff’s comment and has removed the reference to Eshelman from the statement on page 4 of the Amended Preliminary Consent Revocation Statement.

Proposal 4, page 3

8.	In the last sentence on page 3, explain why you believe that adding four new members to the Board “would actually disrupt and delay [the Company’s strategic plans] possibly to the detriment of the Company’s stockholders.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 4 of the Amended Preliminary Consent Revocation Statement accordingly.

Background of the Eshelman Consent Solicitation, page 5

9.	We note your statements that you had no record of Dr. Eshelman’s ownership interest and that Mr. Eshelman would not provide evidence of his purported ownership interest in the Company. However, we also note your disclosure that at the time of the initial 220 Request, Dr. Eshelman owned 150,000 shares of your common stock. In addition, we note that the Initial 220 Request submitted to the Company on July 16, 2015 appears to include a letter from UBS Financial Services confirming his ownership of more than 1000 shares of common stock. Please revise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 6 of the Amended Preliminary Consent Revocation Statement to clarify when the Company learned of Mr. Eshelman’s actual ownership interest. Moreover, the Company has further revised the disclosure to clarify that its refusal to provide the information requested in Mr. Eshelman’s Initial 220 Request was not based on a perceived lack of ownership in the Company. Rather, the Company did not believe that Mr. Eshelman had stated a valid business purpose to support his request. Notwithstanding the Company’s belief that Mr. Eshelman failed to state a valid business purpose, Mr. Auerbach offered to meet with Mr. Eshelman in light of his alleged significant ownership interest to discuss Mr. Eshelman’s questions about the Company.

December 4, 2015

10.	We note your statement in this section of the consent revocation statement and in other soliciting materials that conditioned on Dr. Eshelman providing proof of his ownership interest in the Company, “Mr. Auerbach offered to travel immediately and meet Eshelman face to face to discuss his concerns and any other matters regarding the Company.” What is the basis for your statement that you made this offer? We note an email communication dated August 28, 2015 from Company counsel reproduced in Dr. Eshelman’s definitive consent statement but it does not seem to support your characterization; rather it seems to suggest that Mr. Auerbach would be willing to meet with a shareholder owning a larger stake in the Company than Dr. Eshelman does. Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment. The Company believes that the email dated August 28, 2015 supports the Company’s characterization. In addition to that email, Puma’s counsel reiterated this offer to Mr. Eshelman’s counsel on several occasions, indicating that Mr. Auerbach would travel to meet with Mr. Eshelman. Mr. Auerbach believes it is important that shareholders have access to him directly. To facilitate this he attends numerous investor conferences and is generally willing to meet with stockholders at these meetings. It would be impractical and imprudent for Mr. Auerbach to offer to meet any stockholder anywhere, regardless of that stockholder’s ownership. To that end, Mr. Auerbach indicated he was willing to travel to meet with Mr. Eshelman upon Mr. Eshelman substantiating his ownership interest (which was represented to be 3% to 5% of the Company’s common stock). The Company never indicated that it would only meet with Mr. Eshelman if he was a significant stockholder. Mr. Eshelman did not accept Mr. Auerbach’s offer and, notably, has never attempted to meet with Mr. Auerbach at an investor conference or otherwise.

11.	We note your statements concerning Eshelman’s allegations of “unspecified mismanagement on the part of our Board and senior management” and that Dr. Eshelman “failed to provide any evidence supporting his claims of breach of fiduciary duties.” However, we note your statement on page 5 that Dr. Eshelman indicated that the purpose of the request was to enable him to analyze and value his stockholdings in the Company and to ascertain whether the Board had breached its fiduciary duties. As it is not clear that Dr. Eshelman has made any accusations of misconduct or breaches of fiduciary duties by the Company’s Board, please provide a basis for these statements or delete them.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 6 of the Amended Preliminary Consent Revocation Statement accordingly.

December 4, 2015

12.	We note your statements alleging Dr. Eshelman’s “attempt to bully us by grossly overstating his ownership of our Common Stock.” We are concerned that statements attributing improper motives are proscribed under Rule 14a-9. In any case, attributing motivations to Dr. Eshelman should be avoided absent direct statements from him regarding his intent, as you are not in a position to know his motivations. Please revise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 6 of the Amended Preliminary Consent Revocation Statement.

13.	Please revise your statements in the fifth paragraph on page 6 (beginning at “[o]ver the course of theses communications”) to clarify that your conclusions with respect to Dr. Eshelman’s “failures” reflect the Company’s opinion or belief on these matters.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 6 of the Amended Preliminary Consent Revocation Statement accordingly.

Form of Consent Revocation

14.	Clarify the effect under applicable state law of submitting to the Company a consent revocation marked “No, do not revoke my consent.” That is, if a shareholder has previously granted a consent to Dr. Eshelman, does this later-dated consent revocation granted to you revoke the earlier consent? Or reaffirm it? We understand that generally under state law, a later-dated proxy revokes an earlier dated one, and we are uncertain of the impact in the context of this consent solicitation. We note your statement on the form of consent revocation: “Unless otherwise indicated above, this revocation card revokes all prior consents given with respect to the proposals set forth herein.” We understand this to mean that if a shareholder grants you a revocation card but checks the “no” box, the prior consent granted to Dr. Eshelman remains valid. Please advise, with a view to additional explanatory disclosure in the consent revocation statement and on the form of consent revocation if necessary.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 10 of the Amended Preliminary Consent Revocation Statement and has revised the form of consent revocation accordingly.

DEFA14A filed November 2, 2015 and November 19, 2015

15.	We note your statements in these filings that “several significant investors have contacted the Company to express support for management and the Company” and that you have “received significant feedback from existing large institutional investors expressing their support for the Company.” Please provide additional information about the investors you refer to identify the beneficial ownership held by such parties and the specific feedback and support received.

Response: The Company respectfully acknowledges the Staff’s comment and has included additional disclosure on page 3 of the Amended Preliminary Consent Revocation Statement accordingly.

* * *

December 4, 2015

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

December 4, 2015

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (714) 755-8181.

Sincerely,

/s/ Shayne Kennedy
Shayne Kennedy of LATHAM & WATKINS LLP

cc:	Alan H. Auerbach, Puma Biotechnology, Inc.

Charles K. Ruck, Esq.